Filed Pursuant to Rule 433

Relating to

Preliminary Prospectus Supplement dated July 11, 2016

to Prospectus dated January 29, 2016

Registration No. 333-208956

Bluerock Residential Growth REIT, Inc.

2,000,000 Shares

7.625% Series C Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per Share)

Final Term Sheet

Issuer:	Bluerock Residential Growth REIT, Inc. (the “Issuer”)

Type of Security:	7.625% Series C Cumulative Redeemable Preferred Stock (the “Shares”)

Base Shares:	2,000,000

Liquidation Preference:	$25.00 per Share

Base Amount:	$50,000,000

Overallotment Shares:	300,000

Overallotment Amount:	$7,500,000

Trade Date:	July 12, 2016

Settlement Date (T+5):	July 19, 2016*

Dividend Rate:	7.625% (to be increased by $0.50 per annum beginning July 19, 2023, subject to a maximum annual dividend rate of 14.0%)

Price to Investors:	$25.00 per Share

Underwriters’ Discount:	$1,575,000 ($1,811,250 inclusive of option to purchase additional shares)

Net Proceeds to Issuer (after estimated expenses payable by Issuer):	$48,025,000 ($55,288,750 inclusive of option to purchase additional shares)

Dividend Payment Dates:	January 5, April 5, July 5 and October 5 of each year

Record Dates:	December 25, March 25, June 25 and September 25 of each year

Redemption Provisions:	Generally, the Issuer may not redeem any Shares prior to July 19, 2021, except in limited circumstances. On and after July 19, 2021, the Issuer may, at its option, redeem Shares, in whole or in part, at any time, solely for cash at a redemption price of $25.00 per Share, plus an amount equal to all accrued but unpaid dividends, if any, to and including the redemption date.

Commencing July 19, 2023, the holders of Shares may, at their option, elect to cause the Issuer to redeem their Shares at a redemption price of $25.00 per Share, plus an amount equal to all accrued but unpaid dividends, if any, payable in cash or in shares of the Issuer’s Class A Common Stock, or any combination thereof, at the Issuer’s option.

If the Issuer fails to maintain asset coverage of at least 200%, calculated as set forth in the Prospectus Supplement, and such failure is not timely cured, then the Issuer will be required to redeem, within 90 days, at least the minimum number of shares of Redeemable and Term Preferred Stock (as that term is defined in the Prospectus Supplement), which may include Shares, that will result in the Issuer having an asset coverage ratio of at least 200%.

Change of Control:	Upon the occurrence of a Change of Control/Delisting (as that term is defined in the Prospectus Supplement), the Issuer will have the option to redeem the Shares, in whole or in part, within 120 days, solely in cash for $25.00 per Share, plus an amount equal to all accrued but unpaid dividends, if any. Further, if the Issuer does not redeem upon the occurrence of a Change of Control/Delisting, the holders of Shares will have the option to cause the Issuer to redeem their Shares, solely in cash, for $25.00 per Share, plus an amount equal to all accrued but unpaid dividends, if any.

Voting Rights:	Holders of Shares will generally have no voting rights. However, if dividends on the Shares have not been paid for each of six or more consecutive quarterly periods, the holders of Shares along with holders of Issuer’s securities ranking on parity with the Shares with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up will have the right to elect two (2) additional members to the Issuer’s Board of Directors. Further, the holders of Shares will retain voting rights with respect to amendments or alterations to the Issuer’s charter that would materially and adversely affect the terms of the Shares, and other matters which may negatively affect the rights of holders of Shares, as set forth in the Prospectus Supplement.

Listing:	The Shares are expected to be listed on the NYSE MKT under the symbol “BRG-PrC.”

CUSIP / ISIN:	09627J748 / US09627J7485

Book-Running Managers:	Janney Montgomery Scott LLC, D.A. Davidson & Co. and FBR Capital Markets & Co.

Co-Managers:	Boenning & Scattergood, Inc. and William Blair & Company, L.L.C.

* It is expected that the delivery of the Shares will be made against payment therefor on or about July 19, 2016, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the second market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Shares on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Shares initially will settle in T+5, to specify an alternative cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The offering is being made pursuant to the Issuer’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) which became effective on January 29, 2016. Before you invest, you should read the prospectus supplement and the accompanying base prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. Copies of the prospectus supplement and accompanying prospectus may be obtained from the SEC’s website at www.sec.gov or by contacting: Janney Montgomery Scott, LLC, Attention: Equity Capital Markets Group, 60 State Street, Boston, MA 02109, or by email at prospectus@janney.com or D.A. Davidson & Co., Attention: Syndicate, 8 Third Street North, Great Falls, MT 59404, phone: 1-800-332-5915, email: prospectusrequest@dadco.com.